SOS Limited

Building 6, East Seaview Park

298 Haijing Road, Yinzhu Street

West Coast New District, Qingdao City, Shandong Province

People’s Republic of China

February 14, 2022

VIA EDGAR

Michelle Miller

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	SOS Limited
Form 20-F for the fiscal period ending December 31, 2020
Filed May 5, 2021 Form 20-F/A for the fiscal period ending December 31, 2020 Filed October 12, 2021 Form 20-F/A for the fiscal period ending December 31, 2020 Filed January 7, 2022
File No. 001-38051

Dear Ms. Miller:

SOS Limited (the “Company”, “SOS,” “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated January 20, 2022 regarding our annual report on Form 20-F previously submitted on May 5, 2021, as amended on January 7, 2022 (the “Form 20-F/A”). For ease of reference, we have repeated the Commission’s comments in this response and numbered them accordingly. An amended annual report on Form 20-F filed publicly accompanying this response letter is referred to as the Form 20-F/A.

Form 20-F for the fiscal period ending December 31, 2020

Part 1, page 1

1.

We note your revised disclosure in the 20-F/A No.2 in response to prior comment 3. However, we note on page 1 in both Part 1 and Item 3. Key Information you continue to disclose that “VIE Agreements are designed to provide our wholly-foreign owned entity (“WFOE”), Qingdao SOS Investment Management Co., Ltd., with the power, rights, and obligations equivalent in all material respects to those it would possess as the principal equity holder of the VIE, including absolute control rights and the rights to the assets, property, and revenues of the VIE.” As previously requested, please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you satisfied for consolidation of the VIE under U.S. GAAP. Additionally, your disclosure should clarify that, you are the primary beneficiary of the VIE for accounting purposes. Please revise your disclosures accordingly.

Provide us with your proposed disclosure prior to filing future amendments.

Response: In response to the Staff’s comment, please see the revised disclosure below.

We are a Cayman Islands holding company conducting a portion of our operations in China through Qingdao SOS Industrial Holding Co., Ltd., a variable interest entity (“VIE”), and its subsidiaries. Investors of our ADSs are not investing in the VIE. Neither we nor our subsidiaries own any share in the VIE. Instead, for accounting purposes, we control and receive the economic benefits of the VIE’s business operation through a series of contractual arrangements, also known as VIE Agreements, dated May 14, 2020, which enables us to consolidate the financial results of the VIE and its subsidiaries in our consolidated financial statements under U.S. GAAP. The VIE Agreements are designed to provide our wholly-foreign owned entity (“WFOE”), Qingdao SOS Investment Management Co., Ltd., with the power, rights, and obligations equivalent in all material respects to those it would possess as the principal equity holder of the VIE, including absolute control rights and the rights to the assets, property, and revenues of the VIE. As a result of these contractual arrangements, which have not been tested in a court of law, under generally accepted accounting principles in the United States (“U.S. GAAP”), the assets and liabilities of the VIE are treated as our assets and liabilities and the results of operations of the VIE are treated in all aspects as if they were the results of our operations. The VIE Agreements are designed to provide WFOE with the power, rights, and obligations to Qingdao SOS Industrial Holding Co., Ltd. as set forth under the VIE Agreements. We have evaluated the guidance in Financial Accounting Standards Board Accounting Standards Codification 810 and determined that we are regarded as the primary beneficiary of the VIE for accounting purposes, as a result of our direct ownership in WFOE and the provisions of the VIE Agreements. See “Item 3. Key Information — Contractual Agreements between WFOE and The VIE” for a summary of these VIE Agreements.

Item 3. Key Information, page 1

2.	We note your revised disclosure in the 20-F/A No.2 in response to prior comments 6 and 7. Please address the following:

●	Revise your Introduction on page iv to disclose with entity you refer to as “Parent(s)”;

●	Present the consolidation financial statements on pages 52 and 53 together with your consolidated statement of cash flow in your Contractual Agreements between WFOE and VIE discussion beginning on page 2 in Item 3;

●	Provide us and disclose in tabular form condensed consolidating schedules – depicting the financial position, cash flows and results of operations for the parent, the consolidated variable interest entities, and any eliminating adjustments separately – as of the same dates and for the same periods for which audited consolidated financial statements are required. In this regard we note the schedules for 2018 and 2019 were omitted from the amendment filed January 7, 2022 however audited consolidated financial statements for 2018 and 2019 are included in the filing;

●	Tell us and disclose a rollforward of investment in subsidiaries and VIEs that reconciles to “Parents” investment in subsidiaries and VIEs or tell why this is not applicable;

●	Tell us and disclose the nature of Other receivables – net and the basis for the offsetting eliminating “Adjustment effect” of $51,639 to Other payables in the condensed consolidating balance sheet as of December 31, 2020 as disclosed on page 52;

●	Tell us why you have included the “Inter-company account reconciliation and elimination” and the “Long-term investment” schedule on page 53 and 53 and how this information reconciles to the related consolidated financial statements;

●	Tell us and disclose how Cash and Cash Equivalents – “Parents” of $1,450 at the end the year for 2020 disclosed on page 5, related to “Parents” operating expenses for the year ended December 31, 2021 on page 53, was transferred through your organization based on the terms of your VIE agreements disclosed on pages 2 and 3;

●	You disclose on page 5 “cash owed by VIEs to non-VIEs amounted to $43.57 million as of December 31, 2020,” and “no cash was owed to non-VIE entities as of December 31, 2020.” Reconcile these statements and revise your disclosure accordingly; and

●	You disclose that the Company sold 2,600,000 ADSs and warrants to purchase 2,600,000 ADSs issued in a registered direct offering that closed on December 24, 2020, and received net proceeds of $3.6 million and that the funds were subsequently transferred to the VIEs via WFOE. Tell us and revise your disclosures to explain why this transaction is not reflected in “Parents” condensed consolidated cash flow on page 5.

Provide us with your proposed disclosure prior to filing future amendments.

Response: In response to the Staff’s comment, please see the revised disclosures below.

“Parent(s)” refer SOS Limited., which owns 100% of SOS Information Technology New York Inc., and 100% of YBT Ltd. YBT Ltd. owns 100% of China SOS Ltd. China SOS Ltd owns 100% of Qingdao SOS Investment Management Co., Ltd./WFOE. WFOE owns 99% of Qingdao SOS Investment LLP. These legal entities are connected through equity ownership and are not VIEs.

The following financial information of the VIEs and non-VIEs are recorded in the accompanying consolidated financial statements:

The non-VIEs include SOS Limited, which owns 100% of SOS Information Technology New York Inc., and 100% of YBT Ltd. YBT Ltd. owns 100% of China SOS Ltd. China SOS Ltd, owns 100% of Qingdao SOS Investment Management Co., Ltd. (“WFOE”). WFOE owns 99% of Qingdao SOS Investment LLP.

The VIEs include Qingdao SOS Industrial Holding Co., Ltd., which owns 100% of SOS Information Technology Co., Ltd. SOS Information Technology Co., Ltd. owns 100% of Inner Mongolia SOS Insurance Agency Co., Ltd. and 100% of SOS International Trading Co., Ltd.

From a financial consolidation point of view, SOS Information Technology Co., Ltd. was the only legal entity in the consolidated financial worksheet for the year ended December 31, 2019 and 2019 respectively. The Company did not have non-VIEs for the years ended December 31, 2018 and 2019. Please refer to financial statements on Pages F-2 to F-5 of our annual report on Form 20-F filed on May 5, 2021 for details. The distinction between VIEs and non-VIEs became applicable from the fiscal year ended December 31, 2020.

Audited condensed consolidated statement of cash flow
(US$ thousands, except share data and per share data, or otherwise noted)
	Parents	VIEs	Consolidated
	31-Dec-20	31-Dec-20	31-Dec-20
	US$	US$	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss)	(8,038)	12,442	4,404
Adjustments to reconcile net income net cash used in operating
Depreciation of property, plant and equipment	-	2	2
Share-based compensation	506	-	506
Allowance for doubtful accounts - accounts receivable	-	1	1
Allowance for doubtful accounts - other receivable	0	158	158
Loss on acquisition	5,679	-	5,679
Income from disposal of discoutinued opeations	482	(545)	(63)
Changes in operating assets and liabilities
Accounts receivable	-	(2,065)	(2,065)
Other receivables	3,561	(39,580)	(36,019)
Amount due from related parties	-	(2,871)	(2,871)
Tax payables	-	292	292
Accounts payable		(11,940)	(11,940)
Other payables	120	1,364	1,484
Amount due to related parties	-	(3,666)	(3,666)
Contract liabilities	-	546	546
Net cash (used in) generated from operating activities	2,310	(45,862)	(43,552)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, equipment and equipment	-	(501)	(501)
Investment in equity	(3,391)	3,391	-
Proceed from disposals of discontiuned operations	-	3,500	3,500
Net cash (used in) generated from investing activities	(3,391)	6,390	2,999

CASH FLOWS FROM FINANCING ACTIVITIES
Proceed from share issuance, net of issuance costs	3,578	-	3,578
Proceed from private equity placement, net of issuance costs	1,000	38,973	39,973
Net cash generated from (used in) financing activities	4,578	38,973	43,551

EFFECT OF EXCHANGE RATES ON CASH	77	606	683

NET CASH CHANGES IN CASH AND CASH EQUIVALENTS	3,574	107	3,680
CASH AND CASH EQUIVALENTTS, beginning of year	1	41	42
CASH AND CASH EQUIVALENTTS, end of year	3,575	147	3,722

Parent’s operating expenses of US$1,371,000; US$1,000,000 was contributed by eight individual shareholders of SOS Ltd. and the remaining were professional expenses incurred by China SOS Ltd. Parent’s statement of cash flows has been updated to reflect these transactions.

Cash due from VIEs to Parents/VIES amounted to US$38,973,000 as at December 31, 2020. SOS sold 65,337,649 units at the offering price of $0.281 per unit, each unit consisting of one Class A Ordinary Share and warrant to purchase one Class A Ordinary Share, issued in a private placement closed on November 5, 2020, 53,580,020 units at the offering price of $0.27 per unit, issued in a private placement that closed on August 27, 2020 and 67,445,674 units at the offering price of $0.14634 per unit, issued in a private placement that closed on July 2, 2020. SOS Information Technology Co., Ltd., a VIE of SOS Ltd. received net proceeds of US$38,973,000 equivalent on behalf of SOS Ltd.

SOS sold 2,600,000 ADSs at the offering price of US$1.55 per ADS and warrants to purchase 2,600,000 ADSs issued in a registered direct offering that closed on December 24, 2020, at a net proceed of US$3,578,000, of which US$3,391,000 was invested in WFOE. The funds remained in WFOE’s bank account as at December 31, 2020, hence not considered to be owed by VIEs to Parents/Non-VIEs.

Nevertheless, no cash was due to VIEs by Parents/Non-VIEs as at December 31, 2020.

China SOS Ltd. received proceeds of approximately US$3,578,000 on behalf of SOS Ltd. from a 2,600,000 ADS registered direct offering. Parent’s Statement of cash flows has been updated to reflect this transaction.

Investment roll-forward in subsidiaries and VIEs:

When a parent invests in a subsidiary, the parent decreases its cash and increases its long-term investment account while the subsidiary will pick up cash and increase its paid-up capital if the investment is in cash or cash equivalent. The investment in parent will be eliminated against paid-up capital account of subsidiary and retained earnings, the difference will be allocated among goodwill and intangibles if any.

There only exists contractual relationship between Parents and VIEs, so no investment will be recognized between Parents and VIEs. Fund flows from Parents or WFOE to VIEs are lending and borrowing transactions subject to local foreign currency control policies or other forms of regular trading activities and arrangements.

When a VIE parent invests in a VIE subsidiary, the parent decreases its cash and increases its long-term investment account while the subsidiary will pick up cash and increase its paid-up capital if the investment is in cash or cash equivalent. The investment in parent will be eliminated against paid-up capital account of subsidiary and retained earnings, the difference will be allocated among goodwill and intangibles if any.

Long term investment rollforward

						2018/12/31	2019/12/31	2020/12/31
		Jurisdiction of	Date of	Accounting	% of	Balance in	Balance in	Balance in
Investors	Investees	Incorporation	Incorporation	Methodology	ownership	US$“000’’	US$“000’’	US$“000’’
SOS Ltd.		Cayman Island	Listed in May 2017
	Yong Bao Two Ltd.	British Virgina Island	29-Feb-20	Consolidation	100%			0
	SOS Information Technology New York	New York, USA	15-Jul-20	Consolidation	100%			0

YBT Ltd.
	China SOS Ltd.	Hong Kong	19-Jun-19	Consolidation	100%			0

China SOS Ltd.		Hong Kong
	Qingdao SOS Investment Management	Peoples’s Republic China	7-May-20	Consolidation	100%			3,391

QD SOS Investment Management Co., Ltd.(WOFE)		People’s Republic China
	Qingdao SOS Industrial Holding Co.,Ltd.	People’s Republic China	6-Dec-19	Consolidation	100%			0
	Qingdao SOS Investment	People’s Republic China	21-Dec-20	Consolidation	99%			0

Qingdao SOS Industrial Holding Co., Ltd.		People’s Republic China
	SOS Information Technology Co., Ltd.	People’s Republic China	2-Mar-16	Consolidation	100%			0
					100%			0
SOS Information Technology Co., Ltd.		People’s Republic China
	SOS International Trading Co., Ltd.	People’s Republic China	4-Sep-20	Consolidation	100%			0
	Inner Mongolia SOS Insurance Agency	People’s Republic China	18-Jun-20	Consolidation	100%			537

Total						-	-	3,928

As the above table shows there are only two investment activities during the year ended December 31, 202, the first one is an investment of US$3,391,000 by China SOS Ltd. in WFOE and the second one is the investment of US$537,000 by SOS Information Technology Co., Ltd. into SOS Inner Mongolia Insurance Agency Co., Ltd. Other than these two investments, no further capital injection were made among the Parent, Subsidiaries and/or VIEs.

Consolidation

The Company provides substantially all of its services to large businesses and SMEs in China via the VIE and its subsidiaries, due to PRC legal restrictions of foreign ownership in certain sectors. Substantially all of the Company’s revenues, costs and net income in China are directly or indirectly generated through the VIE and its subsidiaries. The Company has signed the VIE Agreements with the VIE and legal shareholders of the VIE to allow the transfer of economic benefits from the VIE to the Company and to direct the activities of the VIE.

Total assets and liabilities presented on the Company’s consolidated balance sheets and revenue, expense, net income presented on consolidated statement of operations and comprehensive income as well as the cash flow from operating, investing and financing activities presented on the consolidated statement of cash flows are substantially the financial position, operation and cash flow of the Company’s VIE and the VIE’s subsidiaries. The Company has not provided any financial support to the VIE and the VIE’s subsidiaries for the years ended at December 31, 2020, 2019 and for the period ended at June 30, 2021. As of December 31, 2020, the VIE and its subsidiaries accounted for an aggregate of 99% and 99% of our total assets and total liabilities, respectively. As of December 31, 2019, the VIE and its subsidiaries accounted for an aggregate of 100% and 100% of our total assets and total liabilities, respectively. As of June 30, 2021, the VIE and its subsidiaries accounted for an aggregate of 65% and 100% of our total assets and total liabilities. As of December 31, 2020, 2019 and June 30, 2021, $3.7 million, $0.4 million and $60.9 million of cash and cash equivalents were denominated in RMB, respectively. The following table sets forth the assets, liabilities, results of operations and changes in cash, cash equivalents the VIE and its subsidiaries taken as a whole, which were included in the Company’s consolidated balance sheets and statements of comprehensive income and statements of cash flows with intercompany transactions eliminated:

The following financial information of the VIEs and Non-VIEs was recorded in the accompanying consolidated financial statements:

Audited Condensed Consolidated Balance Sheet
(US$ thousands, except share data and per share data, or otherwise noted)
	Parents	VIEs	Consolidated
	31-Dec-20	31-Dec-20	31-Dec-20
	US$	US$	US$

ASSETS
Current assets:
Cash and cash equivalents	3,575	147	3,722
Accounts receivable, net	-	10,235	10,235
Other receivable - net	42,123	5,250	47,373
Amount due from related parties	-	3,693	3,693
Total current assetes	45,698	19,325	65,023
Non-current assets:
Operating lease, right-of-use assets	-	4,158	4,158
Property equipment and software, net	-	509	509
Goodwill	-	72	72
Total non-current assets	-	4,739	4,739
Total assets	45,698	24,064	69,762
LIABILITIES AND EQUITY
Current liabilities:
Liabilities:
Accounts payble	-	1,078	1,078
Amount due to related parties	-	1,909	1,909
Operating lease liability-current	-	834	834
Contract liability	-	610	610
Tax payable	-	665	665
Other payables	120	1,561	1,681
Total current liabilities	120	6,657	6,777
Operating lease liabilty-noncurrent	-	2,749	2,749
Total non-current liability	-	2,749	2,749
Total liabilities	120	9,406	9,526
Shareholder’s equity
Paid up capital	14	46	60
Additional paid-in capital	53,599	1	53,600
Retained earnings	(8,038)	13,876	5,838
Accumulated other comprehensive income (loss)	4	734	738
Total Shareholders’ equity	45,579	14,657	60,236
Total Liabilities and shareholders’ equity	45,698	24,064	69,762

SOS Information Technology Co., Ltd., one of the VIEs, received the proceeds from a private equity financing on behalf of SOS Ltd. of US$38,400,000; it is recorded as Other Receivable to SOS Ltd., and Other Payable to SOS Information Technology Co., Ltd., each of which is required to be offset upon consolidation.

China SOS Ltd. received proceeds from registered direct offerings of US$3,578,000 on behalf of SOS Ltd.; it is recorded as Other Receivable to SOS Ltd., and Other Payable to China SOS Ltd., each of which is required to be offset upon consolidation.

Audited condensed consolidated statements of comprehensive of loss
(US$ thousands, except share data and per share data, or otherwise noted)
	Parents	VIEs	Consolidated
	31-Dec-20	31-Dec-20	31-Dec-20
	US$	US$	US$
REVENUES	-	50,289	50,289
COST OF REVENUES	-	(37,295)	(37,295)
GROSS PROFIT	-	12,994	12,994
OPERATING EXPENSES:
General and administrative	(1,371)	(1,030)	(2,401)
Share-based compensation	(506)	-	(506)
Total operating expenses	(1,877)	(1,030)	(2,907)
INCOME FROM OPERATIONS	(1,877)	11,964	10,087
OTHER INCOME (EXPENSE):
Loss on acquisition	(5,679)	-	(5,679)
Other income(expense), net	-	625	625
Total other (expenses) income, net	(5,679)	625	(5,054)
INCOME (LOSS) BEFORE INCOME TAXES	(7,556)	12,442	5,033
INCOME TAXES	-	(147)	(147)
NET INCOME (LOSS) - CONTINUING OPERATION	(7,556)	12,442	4,886

DISCONTINUED OPERATIONS:
Loss from discontinued operations	(545)	-	(545)
Income from disposal of discontinued operations	63		63
LOSS FROM DISCONTINUED OPERATIONS	(482)	-	(482)

NET PROFIT (LOSS)	(8,038)	12,442	4,404

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment - net of tax	-	874	874
COMPREHENSIVE INCOME (LOSS)	(8,038)	13,316	5,278

Inter-company account reconciliation and elimination In US$ “000” as at December 31, 2020
Legal entities	SOS Ltd	YBT Ltd.	SOS NY Inc.	China SOS Ltd.	Qingdao SOS lnvet/WOFE	Qingdao SOS lndus Holding	Qingdao SOS Invet LLP	SOS IT Co., Ltd.	SOS Inner Mongolia	SOS Intel Trading	Total
SOS Ltd.				3,578				38,429			42,007
YBT Ltd.											-
SOS NY Inc.											-
China SOS Ltd	(3,578)										(3,578)
Qingdao SOS lnvet/WOFE								392			392
Qingdao SOS Indus Holding											-
Qingdao SOS Invet LLP											-
SOS IT Co., Ltd.	(38,429)				(392)				(100)		(38,922)
SOS Inner Mongolia								100			100
SOS Intel Trading											-
Total	(42,007)	-	-	3,578	(392)	-	-	38,922	(100)	-	-

Long term investment rollforward

						2018/12/31	2019/12/31	2020/12/31
		Jurisdiction of	Date of	Accounting	% of	Balance in	Balance in	Balance in
Investors	Investees	Incorporation	Incorporation	Methodology	ownership	US$“000’’	US$“000’’	US$“000’’
SOS Ltd.		Cayman Island
	Yong Bao Two Ltd.	British Virgina Island	29-Feb-20	Consolidation	100%			-
	SOS Information Technology New York	New York, USA	15-Jul-20	Consolidation	100%			-

YBT Ltd.
	China SOS Ltd.	Hong Kong	19-Jun-19	Consolidation	100%			-

China SOS Ltd.		Hong Kong
	Qingdao SOS Investment Management	People’s Republic China	7-May-20	Consolidation	100%			3,391

QD SOS Investment Management Co., Ltd.(WOFE)		People’s Republic China
	Qingdao SOS Industrial Holding Co., Ltd.	People’s Republic China	6-Dec-19	Consolidation	100%			-
	Qingdao SOS Investment LLP	People’s Republic China	21-Dec-20	Consolidation	99%			-

Qingdao SOS Industrial Holding Co., Ltd.		People’s Republic China
	SOS Information Technology Co., LTD.	People’s Republic China	2-Mar-16	Consolidation	100%			-
					100%			-
SOS Information Technology Co., Ltd.		People’s Republic China
	SOS International Trading Co., Ltd.	People’s Republic China	4-Sep-20	Consolidation	100%			-
	Inner Mongolia SOS Insurance Agency	People’s Republic China	18-Jun-20	Consolidation	100%			537

Total						-	-	3,928

“Inter-Company account reconciliation and elimination” is to show inter-company transaction that should be filling eliminated upon consolidation, it is one of the regular consolidation procedures.

“Long-term investment” is to show how the company’s investment is and it will be replaced by roll-forward investment schedule as the above mentioned.

PCAOB Inspection, page 5

3.	Please disclose whether your auditor is subject to the determination announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company.

Provide us with your proposed disclosure prior to filing future amendments.

Response: In response to the Staff’s comment, please see the revised disclosure below.

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit such securities from being traded on a national securities exchange or in the over the counter trading market in the U.S. On December 16, 2021, SEC announced that the PCAOB designated China and Hong Kong as the jurisdictions where the PCAOB is not allowed to conduct full and complete audit inspections as mandated under the HFCAA. The Company’s auditor, Audit Alliance LLP, is based in Singapore, and therefore are not affected by this mandate by the PCAOB.

D. Risk Factors

Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect…,page 28

4.	We note your disclosure that the SEC has announced that the staff is preparing a consolidated proposal for the rules regarding the implementation of the HFCA Act. Please update your disclosure to reflect that on December 2, 2021, the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

Provide us with your proposed disclosure prior to filing future amendments.

Response: In response to the Staff’s comment, please see the revised disclosure below.

Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors for three consecutive years beginning in 2021. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit such securities from being traded on a national securities exchange or in the over the counter trading market in the U.S.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. A company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above.

On September 22, 2021, the PCAOB adopted a final rule implementing the Holding Foreign Companies Accountable Act, which provides a framework for the PCAOB to use when determining, as contemplated under the Holding Foreign Companies Accountable Act, whether the board of directors of a company is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions.

On December 16, 2021, SEC announced that the PCAOB designated China and Hong Kong as the jurisdictions where the PCAOB is not allowed to conduct full and complete audit inspections as mandated under the HFCAA. The Company’s auditor, Audit Alliance LLP, is based in Singapore, and therefore are not affected by this mandate by the PCAOB.

Our auditor, the independent registered public accounting firm that issues the audit report incorporated by reference in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is currently subject to PCAOB inspections. However, the recent developments would add uncertainties to our offering and we cannot assure you whether the New York Stock Exchange or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements.

The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCA Act. However, some of the recommendations were more stringent than the HFCA Act. For example, if a company’s auditor was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.

The SEC has announced that the SEC staff is preparing a consolidated proposal for the rules regarding the implementation of the HFCA Act and to address the recommendations in the PWG report. It is unclear when the SEC will complete its rulemaking and when such rules will become effective and what, if any, of the PWG recommendations will be adopted. The implications of this possible regulation in addition to the requirements of the HFCA Act are uncertain. Such uncertainty could cause the market price of our ADSs to be materially and adversely affected, and our securities could be delisted or prohibited from being traded on the national securities exchange earlier than would be required by the HFCA Act. If our ADSs are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our ADSs.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Joan Wu at jwu@htflawyers.com or by telephone at 212-530-2208.

[Signature page follows]

Very truly yours,

/s/ Yandai Wang
Yandai Wang Chief Executive Officer

cc:	Hunter Taubman Fischer & Li LLC